E X H I B I T  1 9 . 1

To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 1998 and 1997 are summarized below.

     While sales are not as strong as those enjoyed in 1997, on an overall basis, 1998 continues to be a modestly successful year. At first glance, comparisons of 1998 with 1997 seem unfavorable. However, such comparisons must be viewed in the context of certain, unusual and favorable factors reflected in 1997 results; specifically, adjustments related to cost of sales estimates and a one time gain from the sale of surplus equipment. These adjustments, which were previously reported, increased net income by $.17 per share (after giving effect to a two for one stock split) during the second quarter last year. Therefore, on an adjusted basis, results for the first six months of 1998 are approximately equal to those posted in 1997. After factoring in the adjustments discussed above, second quarter results this year trailed the year earlier period by approximately 8%.

     Most of this decline is attributable to a combination of lower sales
revenues and a slightly less favorable product mix.   Sales revenues declined
approximately 4.1% compared to the year earlier period, partly due to weaker demand, in general, and the effects of the work stoppage currently affecting General Motors. The effects of that strike began to be felt late in the second quarter as General Motors reduced its operations. During the second quarter of this year, lost revenue attributable directly, or indirectly, to the strike
amounted to approximately $300,000.   Although General Motors alone accounts for
considerably less than 10% of Company sales revenues, our market is highly dependent upon the automobile industry, and many of our customers also supply General Motors. While it is not possible to know exactly what percentage of our business is indirectly related to General Motors, nor is it possible to determine how long production will be disrupted at General Motors, it is likely that our sales will be measurably affected by these events. Accordingly, we have taken steps to limit the bottom line impact associated with current market conditions. During July, we scheduled




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



our normal vacation shutdowns and where necessary, we have reduced hours of operation in response to the temporary reduction in demand.

     We are pleased to report that an additional facility has been formally certified to QS-9000 quality standards and that our only remaining, non-certified fastener facility has been recommended for certification. We are pleased to attain independent verification that our quality systems meet world-class standards, and this recognition is expected to be helpful in our ongoing efforts to increase our position in a very competitive market. Progress toward implementation of new, enterprise wide management information systems continues, and we remain confident that implementation will be sufficiently completed in time to avoid any major problems associated with the so-called "millennium bug."

     Overall, our outlook for the balance of the year remains positive, although we will be adversely affected by the labor situation at General Motors, the duration of which remains an unknown. Economic conditions appear likely to remain relatively favorable and our business remains fundamentally sound and our financial condition remains very strong.

                              Respectfully yours,




            John A. Morrissey                       John C. Osterman

            Chairman                                       President

July 28, 1998



This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, the price and availability of the Company's primary raw materials. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.



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



                          CHICAGO RIVET & MACHINE CO.

                 SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS

                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30



                                           SECOND QUARTER                  FIRST SIX MONTHS
                                        --------------------           ------------------------
                                        1998            1997           1998                1997
                                       -----           -----          -----               -----
Net sales and lease revenue         $10,822,531     $11,564,802     $22,495,480       $23,463,447
Income before taxes                   1,302,924       1,711,424       2,727,744         2,877,407
Income after  taxes                     783,924       1,070,424       1,698,744         1,802,407
Net income per share                       0.68            0.91            1.46              1.54
Average shares outstanding            1,159,793       1,171,444       1,164,421         1,171,470
     ---------------------------------------------------------------------------------------------

                    (All figures subject to year end audit)





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